SECURITI 03011405 SSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 44123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cohen & Steers Securities, LLC
(Successor to Cohen & Steers Securities, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

757 Third Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay J. Chen (212) 832-3232
(Area Code – Telephone No.)

RECEIVED FEB 2 8 2003 207 SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

3/18/03

OATH OR AFFIRMATION

I, Robert H. Steers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cohen & Steers Securities, LLC (Successor to Cohen & Steers Securities, Inc.), as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & SECRETARY
Title

Notary Public
JAY J. CHEN
Notary Public, State of New York
No. 31-6012248
Qualified in New York County
Commission Expires June 15, 19 2003

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COHEN & STEERS SECURITIES, LLC
(Successor to Cohen & Steers Securities, Inc.)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

COHEN & STEERS SECURITIES, LLC
(Successor to Cohen & Steers Securities, Inc.)

CONTENTS

85 Livingston Avenue
Roseland, New Jersey 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • Dallas • San Francisco • Roseland, NJ • Walnut Creek, CA

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
Cohen & Steers Securities, LLC
(Successor to Cohen & Steers Securities, Inc.)

We have audited the accompanying statement of financial condition of Cohen & Steers Securities, LLC (successor to Cohen & Steers Securities, Inc.) as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cohen & Steers Securities, LLC (successor to Cohen & Steers Securities, Inc.) as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 7, 2003

COHEN & STEERS SECURITIES, LLC
(Successor to Cohen & Steers Securities, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Cash and cash equivalents	$	960,442
Accounts receivable, affiliate		107,068
Accounts receivable, other		689,400
Deferred commissions, net		3,954,350
Due from parent		29,110
Other assets		8,901
Total assets	$	5,749,271
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued expenses	$	465,658
Deferred income tax liability, state and local		28,000
Total liabilities		493,658
Member's equity		5,255,613
Total liabilities and member's equity	$	5,749,271

See accompanying notes to financial statements.

1. Organization and nature of operations

Cohen & Steers Securities, LLC ("Securities LLC") (successor to Cohen & Steers Securities, Inc. ("Securities, Inc")) (both hereinafter referred to as the "Company") is a Delaware limited liability company and is a wholly owned subsidiary of Cohen and Steers Capital Management, Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). In accordance with the terms of a certain Agreement and Plan of Reorganization (the "Agreement"), Securities, LLC commenced operations on July 1, 2002 and succeeded to the business of Securities, Inc. In accordance with the Agreement, Securities, Inc. transferred all of its assets to Securities, LLC and Securities, LLC assumed all of Securities, Inc's liabilities. The transaction has been accounted for as a merger of entities under common control and has been recorded in a manner similar to a pooling-of-interests. Accordingly, the financial statements include the operations of Securities, Inc. for the period January 1, 2002 to June 30, 2002 and the operations of Securities LLC for the period July 1, 2002 to December 31, 2002. The Company provides distribution services for Cohen & Steers Realty Shares, Inc. ("Realty Shares"), Cohen & Steers Institutional Realty Shares, Inc. ("Institutional Realty Shares"), Cohen & Steers Special Equity Fund, Inc. ("Special Equity Fund") and Cohen & Steers Equity Income Fund ("Equity Income Fund"), registered investment companies managed by the Parent.

2. Summary of significant accounting policies

Cash and Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments, which are readily convertible into cash and have original maturities of three months or less. Cash equivalents are carried at amortized costs, which approximates fair value.

Revenue Recognition

Commission revenues and expenses are recorded as of the applicable trade dates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Concentration of credit risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. The Company's cash and cash equivalents are principally on deposit with two major financial institutions. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations.

4. Deferred commissions

Deferred commissions represent commissions paid by the Company, net of accumulated amortization, from the distribution of Class B and C shares of the Equity Income Fund. The Company pays an upfront commission of 4% and 1% to selling firms on the sale of Class B and C shares, respectively. Through July 31, 2001, the Company contracted with a third party to finance the payout of upfront commissions of Class B shares (the "financing agreement"). Subsequent to July 31, 2001, The Company began financing the commissions of the Class B shares internally. Included in revenues and expenses are amounts related to the financing agreement. Deferred commissions related to Class B shares are amortized over a period of up to eight years to match the distribution and service fees and contingent deferred sales charges earned by the Company, and deferred commissions related to Class C shares are amortized over a period of one year to match the distribution and service fees and contingent deferred sales charges earned by the Company. Additionally, the Company records amortization of Class B shares at a rate commensurate with the rate of redemptions of Class B shares of the Equity Income Fund. As of December 31, 2002, accumulated amortization of deferred commissions amount to approximately $590,000 and $2,056,000 on Class B and C shares, respectively.

5. Provision for income taxes

For the period January 1, 2002 through June 30, 2002, Securities, Inc elected to be treated as a small business corporation under the provisions of Subchapter S of the Internal Revenue Code. Under this election, any income or loss of the company is passed through to the stockholders. Securities, Inc is subject to New York State minimum tax and New York City General Corporation Business Tax.

For the period July 1, 2002 through December 31, 2002 Securities, LLC is included in the consolidated federal, state and local income tax returns filed by the Parent. Securities, LLC and the Parent, with the consent of the Parent's stockholders, have elected to be taxed under applicable provisions of Subchapter S of the Internal Revenue Code. Under those provisions, Securities, LLC and the Parent do not pay federal corporate income taxes on their taxable income. Instead, the stockholders of the Parent are individually liable for such taxes. Securities LLC's state and local income taxes are calculated as if Securities, LLC filed on a separate return basis, using the Parent's effective tax rates. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. The provisions for state and local taxes provided are based on income for financial accounting purposes.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

At December 31, 2002, the Company has recorded a deferred income tax liability of $28,000 relating to an accrual to cash basis difference.

6. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company's net capital was approximately $448,000, which was approximately $417,000 in excess of its minimum requirement of approximately $31,000.

7. Related party transactions

A commitment to provide financial support to Securities, LLC for at least twelve months if needed, has been given by the Parent. Such financial support will be sufficient for Securities, LLC to maintain capital in excess of the minimum requirement set out in Rule 15c3-1. During the year the stockholders of Securities, Inc. and the Parent of Securities, LLC made capital contributions aggregating approximately $3,310,000 to the Company.

8. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".